Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

CPG Focused Access Fund, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	-	-	-
Fees Previously Paid	$212,036,000(a)	0.01091%	$23,133.13(b)
Total Transaction Valuation	$212,036,000(a)
Total Fees Due for Filing			$0.00
Total Fees Previously Paid			$23,133.13
Total Fee Offsets			-
Net Fee Due			$0.00

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(a)

Calculated as the aggregate maximum purchase price for limited liability company interests. The fee of $23,133.13 was paid by the Fund in connection with filing its Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at 0.01091% of the Transaction Valuation.